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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                                                  Commission File Number 0-14836

                           NOTIFICATION OF LATE FILING


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
(Check one):      [ ]Form 10-K          [ ]Form 11-K           [ ]Form 20-F          [X]Form 10-Q
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[ ]  Form N-SAR
       For Period Ended:  December 31, 1998
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[ ]  Transition Report on Form 10-K              Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F              Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K
       For the Transition Period Ended:
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          Read attached instruction sheet before preparing form. Please print or type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Part I, Exhibit
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11.1 (Statement re: computation of net income (loss) per share) and Exhibit 27.1
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(Financial Data Schedule)
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant   Metal Management, Inc.
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Former name if applicable N/A
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Address of principal executive office (Street and number)
                        500 N. Dearborn Street  Suite 405
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City, state and zip code
                                Chicago, IL 60610
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                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
[X] filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On February 12, 1999, one business day prior to the filing date for Metal Management, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1998 (the "Quarterly Report"), Metal Management, Inc., (the "Company") entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with a newly formed corporation controlled by the Company's former Chief Executive Officer, Gerard M. Jacobs to sell the common stock of the Company's subsidiary, Superior Forge, Inc. ("Superior Forge"). As a result of the execution of the Stock Purchase Agreement, the Company with its independent auditors was required to assess the effect of the pending sale of Superior Forge on the financial statements to be contained in the Quarterly Report. Because of the proximity of the execution date of the Stock Purchase Agreement and the filing deadline of the Quarterly Report, this analysis could not be completed without unreasonable effort or expense prior to such deadline.


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                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Robert C. Larry                                 312               645-0700
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(Name)                                       (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                              [X] Yes   [ ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes   [ ]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Net loss from continuing operations, after preferred stock dividends, was $19.0 million ($0.46 per share) and $38.2 million ($1.02 per share) for the three and nine months ended December 31, 1998, respectively, compared with a net loss from continuing operations, after preferred stock dividends, of $36.3 million ($1.67 per share) and $36.2 million ($2.12) for the three and nine months ended December 31, 1997, respectively. The results include pre-tax non-recurring charges of $6.4 million and $9.8 million for the three and nine months ended December 31, 1998, respectively, and $33.7 million for both the three and nine months ended December 31, 1997. The results of operations for the three and nine months ended December 31, 1998 include a non-cash, non-recurring charge of $6.0 million to reflect the reduction in the carrying value of the goodwill associated with the Company's Superior Forge subsidiary resulting from the execution of the Stock Purchase Agreement. Excluding the non-recurring charges, the net loss was higher during the current period due to unprecedented weakness in the scrap metal industry since July 1998, which resulted in lower than anticipated sales volumes and lower realized scrap prices.



                             Metal Management, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  February 17, 1999         By  Robert C. Larry, Chief Financial Officer
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